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Exhibit 99.1

SINA URGES SHAREHOLDERS TO VOTE "FOR" SINA DIRECTOR, YICHEN ZHANG, AND "AGAINST" ARISTEIA'S NOMINEES, BRETT KRAUSE AND THOMAS MANNING, ON THE WHITE PROXY CARD TODAY

October 18, 2017

Dear Fellow Shareholders,

        SINA's 2017 Annual General Meeting will be held on November 3, 2017. Time is short to cast your vote "FOR" the reelection of Yichen Zhang on the WHITE proxy card. If your shares are held in "street name" or through a broker-dealer, to ensure your shares are represented at the meeting, please vote by telephone or internet. The voting deadline is 11:59 p.m., Eastern Daylight Time, on Tuesday, October 31, 2017, or 11:59 a.m., Hong Kong time, on Wednesday, November 1, 2017.

SINA'S STRATEGY HARNESSES THE SYNERGIES BETWEEN SINA AND WEIBO
TO DELIVER SIGNIFICANT VALUE TO SHAREHOLDERS

        The collective experience and expertise of your Board of Directors and management team are driving innovation and creating significant value. Your Board is highly engaged and actively overseeing the strategy of the Company. This is evident in the proactive strategic shift that began several years ago under which SINA embarked on a strategy that capitalizes on expanding and enhancing our mobile advertising platform. Online advertising has been a main source of SINA's revenues since its inception, and our strategy leverages the power of Weibo—a business that was 100% incubated under the guidance of your Board—to achieve cross-platform financial and operational synergies to grow revenues and deliver value. For instance, the shared services across data, leadership, capital resources and intellectual properties between Weibo and SINA have enabled SINA to accelerate the growth of its mobile news platform and implement new initiatives, such as online finance businesses, through the strong synergies that the two platforms could achieve.

        Our successful execution of this strategy—as well as the significant upside still available to shareholders—is recognized by the Street and evident in our recent earnings performance. In the second quarter of 2017, we achieved record high 235% year-over-year non-GAAP income from operations growth and record high 48% year-over-year net revenue growth.1 Bank of America Merrill Lynch noted in a recent report that SINA "sees synergies between news app and Weibo in news feed and video content sourcing and distribution. Sina has been gradually adding financial products on its platform including Weibo, leveraging its capabilities as a user channel and data source for partners."2 Goldman Sachs also noted in a recent report, "Online finance bore fruit after cultivation of this business over the past years."3

        Ahead of taking Weibo public in 2014, your Board and management team also provided Weibo with meaningful strategic direction and support on talent, technology, resources and capital that positioned Weibo for the significant growth and outperformance it has achieved since its IPO.

Non-GAAP financial measures used in this communication are reconciled to their most directly comparable GAAP financial measures in the appendix to SINA's Investor Presentation, filed with the SEC on October 12, 2017, and included on SINA's website.

Bank of America Merrill Lynch. "Expect some improvements in non-Weibo businesses off a low base." October 5, 2017. Permission to use neither sought nor obtained.

Goldman Sachs. "Above expectations: Fintech to be a key driver for ex-Weibo." August 10, 2017. Permission to use neither sought nor obtained.

        The success of our transformation is evident in SINA's strong share price performance over the past three years and our ability to proactively distribute Weibo shares to SINA shareholders, including:

  •
  181% appreciation of SINA's share price since Charles Chao, Chairman and CEO of SINA, made a significant investment in SINA and became the Company's largest shareholder4;

  •
  193% three-year growth in SINA's share price, outperforming the NASDAQ Composite Index and a diversified peer set5;

  •
  115% appreciation of SINA's share price since Weibo's IPO6; and

  •
  Approximately US$1.7 billion in value created through US$311 million of SINA share repurchases on the US$500 million Share Repurchase Plan announced in 2014, an additional US$26 million of share repurchases under a new US$500 million authorization by the Board in 2016 and distributions of 14.2 million Weibo shares to SINA shareholders, representing more than 12% of SINA's total holdings in Weibo.7

        The market recognizes the value your Board has created and continues to create.    Aristeia uses an inappropriate and biased sample group to mislead investors on a normal level of Holdco net asset value discount for the Company. SINA trades at a P/E ratio of 42x, which is in line with the 34x mean P/E ratio of a reasonable comparable group of Chinese Internet companies.8

ARISTEIA'S TRADING RECORD AND FUND PERFORMANCE DEMONSTRATE A SHORT-TERM
FOCUS AND SELF-SERVING AGENDA THAT WE BELIEVE WOULD DESTROY VALUE
AT THE EXPENSE OF ALL OTHER SHAREHOLDERS

        Aristeia is seeking to implement a risky, short-term interest driven and value destructive process for SINA and Weibo that focuses on achieving terminal value to support Aristeia's own funding needs. A closer look at Aristeia's trading habits in SINA stock and recent fund redemptions underscore our belief that Aristeia is not a long-term shareholder.

        Aristeia traded in and out of SINA's stock in 2015 and 2016 while keeping significant derivative positions in SINA, which minimized its return when SINA's share price increased approximately 61% from 2015 to 2016.9 As a result of this short-sighted investment strategy, Aristeia missed the opportunity to benefit from SINA's outperformance. SINA shareholders should not be accountable for Aristeia's short-term trading strategy that caused it to miss out on millions of dollars in gains.

        During this same period, Aristeia's fund has lost significant value, with assets under management ("AUM") dropping 48.4% as reported on July 1, 2016 and dropping 11.5% as reported on January 1, 2017.10 We believe this is the real reason Aristeia initiated this unnecessary proxy contest.

Based on SINA's closing share price on May 29, 2015 and October 17, 2017. Source: Nasdaq.

All metrics are based on market data as of October 17, 2017. Peer set based on equal-weighted mean of peers: AMZN, AMZN, BABA, CTRP, WUBA, GOOG, ATHM, JD, SOHU, BIDU, FENG, VIPS, and SFUN. Source: Nasdaq.

6
Based on SINA's closing share price on April 15, 2014 and October 17, 2017. Source: Nasdaq.

7
Value based on Weibo closing share price as of October 17, 2017. Source: Nasdaq.

8
P/E ratio is calculated as share price divided by EPS. Companies included in the mean are 700-HK (Tencent), BABA, BIDU, NTES, CTRP, WUBA, ATHM, BITA, YY, MOMO, VIPS, and SINA. Company share prices as of October 9, 2017. Source: Bloomberg.

9
Based on SINA closing share price on January 2, 2015 and December 30, 2016. Source: Nasdaq.

Source: Absolute Return.

 ARISTEIA'S NOMINEES ARE NOT ADDITIVE AND ARE BEHOLDEN TO ARISTEIA

        Aristeia has put forth two nominees who have collectively been paid approximately US$160,000 for their participation in Aristeia's proxy contest. We believe Aristeia's nominees, Brett Krause and Thomas Manning, are therefore beholden to Aristeia. Such financial compensation represents a significant incentive for Aristeia's nominees to seek nothing other than to implement disruptive and potentially value-destructive alternatives for SINA at the behest of a single shareholder, Aristeia—and to the detriment of all other shareholders. Are Mr. Krause and Mr. Manning, as paid nominees of Aristeia, truly independent?

        Further questioning the true independence of the Aristeia nominees, we urge shareholders to consider that Aristeia nominee, Brett Krause, has a conflict of interest as an investor in SINA's competitor, Inke ( ). In addition, Thomas Manning is over-boarded with commitments to eight other Boards and organizations. How can these nominees be trusted to serve the interests of all shareholders and devote appropriate attention to SINA?

 PROTECT YOUR INVESTMENT AND FUTURE UPSIDE—VOTE "FOR" SINA NOMINEE, YICHEN ZHANG, ON THE WHITE PROXY CARD TODAY

        The SINA Board unanimously urges you to vote "AGAINST" each of Aristeia's nominees on the WHITE proxy card and to discard any blue proxy card or other proxy materials you may receive from Aristeia. If you have already returned a blue proxy card, you can change your vote by signing, dating and returning a WHITE proxy card TODAY. Only your latest dated proxy card will be counted.

We thank you for your continued support.

Sincerely,

Charles Chao	Ter Fung Tsao	Yan Wang
Chairman of the Board and CEO	Independent Director	Independent Director
Song-Yi Zhang	Yichen Zhang
Independent Director	Independent Director

Your Vote Is Important, No Matter How Many or How Few Shares You Own!

If you have questions about how to vote your shares, please contact:

INNISFREE M&A INCORPORATED
Shareholders may call toll-free (from the United States and Canada): 877-750-5834
International shareholders may call: +1-412-232-3651
Banks and brokers (call collect): 212-750-5833

Please visit http://corp.sina.com.cn/eng/AGM/ for more information.

Safe Harbor Statement

        This communication contains forward-looking statements that relate to, among other things, SINA's expected performance and SINA's strategic and operational plans. SINA may also make forward-looking statements in the Company's periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "confidence," "estimates" and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA's annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this communication is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this communication or elsewhere, except as required by law.

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SINA URGES SHAREHOLDERS TO VOTE "FOR" SINA DIRECTOR, YICHEN ZHANG, AND "AGAINST" ARISTEIA'S NOMINEES, BRETT KRAUSE AND THOMAS MANNING, ON THE WHITE PROXY CARD TODAY
SINA'S STRATEGY HARNESSES THE SYNERGIES BETWEEN SINA AND WEIBO TO DELIVER SIGNIFICANT VALUE TO SHAREHOLDERS
ARISTEIA'S TRADING RECORD AND FUND PERFORMANCE DEMONSTRATE A SHORT-TERM FOCUS AND SELF-SERVING AGENDA THAT WE BELIEVE WOULD DESTROY VALUE AT THE EXPENSE OF ALL OTHER SHAREHOLDERS
ARISTEIA'S NOMINEES ARE NOT ADDITIVE AND ARE BEHOLDEN TO ARISTEIA
PROTECT YOUR INVESTMENT AND FUTURE UPSIDE—VOTE "FOR" SINA NOMINEE, YICHEN ZHANG, ON THE WHITE PROXY CARD TODAY
Your Vote Is Important, No Matter How Many or How Few Shares You Own!